Brent B. Siler T: +1 703 456 8058 bsiler@cooley.com	VIA EDGAR

January 26, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Ms. Keira Nakada
Mr. Jim Rosenberg
Mr. Preston Brewer

Re:	KemPharm, Inc.
Draft Registration Statement on Form S-1
Submitted December 19, 2014
CIK No. 0001434647

Ladies and Gentlemen:

On behalf of our client, KemPharm, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 15, 2015 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on December 19, 2014.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

General

1.

We note your disclosure throughout the prospectus regarding the Asset Purchase Agreement, dated as of March 21, 2012 and the Agreement to Terminate CLA, dated March 20, 2012. Please revise your disclosure wherever appropriate to discuss the connection between these two agreements and clarify what the Agreement to Terminate CLA ended and why the parties executed it. You should also disclose all material terms

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of both agreements in the Business section. Further, you should disclose the identities of all of the parties to the Agreement to Terminate throughout the prospectus and in the list of exhibits. In that regard, you should be clear about any material agreements you have entered into with any officer, director, principal shareholder, founder or affiliate. Any such agreement should also be identified in “Related Party Transactions” beginning on page 141 as a related party transaction.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 29, 57, 73 and II-7 of the Amended DRS. The Company also supplementally advises the Staff that the Company’s disclosure regarding these agreements includes all of the material terms of each. Each agreement was entered into by the Company in connection with the Company’s sale of certain intellectual property to Shire LLC (“Shire”) early in 2012. In connection with this sale, each of Shire and MonoSol Rx, LLC received certain rights in relation to the Company’s product candidate, KP415. These rights, as described in the Amended DRS, are the Company’s sole ongoing, material obligations under these agreements.

Regarding material agreements between the Company and any officer, director, principal shareholder, founder or affiliate, the Company acknowledges the Staff’s comment and advises the Staff that it has identified any such agreement as a related party transaction in the “Related Party Transactions” section of the Amended DRS.

Our Pipeline of NME Prodrug Product Candidates, page 3

2.	Please revise your product pipeline table on pages 3 and 92 to substitute the Phase (i.e., Phase I, Phase II, or Phase III) for “Clinical Trials” in the third column (i.e., under the heading “Development Status”).

Response to Comment 2:

The Company advises the Staff that it believes the categorization of “Clinical Trials” in the third column of the tables on pages 3 and 94 of the Amended DRS is the most appropriate and least confusing descriptor of the current development status of its product candidate, KP201/APAP. The clinical trials the Company has completed and is currently conducting for KP201/APAP are not traditional Phase I, II or III trials focused on generating extensive safety and efficacy data, as would be the case with drug candidates following a normal regulatory pathway for a new and unproven therapeutic agent. Instead, the Company is pursuing the 505(b)(2) NDA pathway, which allows it to rely on the FDA’s previous findings of safety and effectiveness for one or more previously approved drugs if it can demonstrate bioequivalence between its drug candidate and the previously approved drug.

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Based on data the Company has previously submitted, the FDA has confirmed that the results of the trial support a finding that KP201/APAP is bioequivalent to Norco, the applicable previously approved drug. The ongoing clinical trials the Company is currently conducting are only intended (1) to generate additional data supporting specific labeling claims (related to abuse deterrence) or (2) to explore a potential additional benefit of the product candidate suggested in preclinical studies (the potential to reduce the incidence of opioid-induced constipation as compared to approved hydrocodone/APAP combination products). Accordingly, the Company believes “Clinical Trials” followed by identification of the next key milestone for KP201/APAP, in this case “NDA filing—Q3 2015,” provides the most appropriate and least confusing information to a potential investor.

As stated on page 96 and 97 of the Amended DRS, the Company is “conducting three clinical trials that will generate additional data that we expect to include in our 505(b)(2) NDA submission. Two of these trials are human abuse liability trials and are designed with the goal of obtaining abuse-deterrent claims in our product label for KP201/APAP in accordance with the FDA draft guidance. . . . Our third ongoing trial is a human GI motility trial designed to evaluate the ability of KP201/APAP to preserve GI motility as compared to hydrocodone/APAP combination products as a surrogate for KP201/APAP’s ability to reduce the incidence of OIC compared to those products. This trial will not be sufficient to support a comparative label claim.”

Technically, these three clinical trials are Phase I trials because they are being conducted in healthy volunteers, they are exploring pharmacokinetics and pharmacodynamic aspects of KP201/APAP that are related to safety, and they are not measuring efficacy. On the other hand, given the fact that the Company has already completed its End-of-Phase 2 meeting with the FDA, the FDA has confirmed bioequivalence and the Company intends to make its NDA filing in the third quarter of 2015 with no further efficacy trials, one could characterize the regulatory status of KP201/APAP as being closer to a product candidate that has completed Phase III in the traditional FDA scheme, but that would clearly not be appropriate. Accordingly, the Company believes that identifying KP201/APAP’s development status as Phase I (or as Phase II or Phase III) would be misleading and confusing and that “Clinical Trials” is the most appropriate characterization. The Company also believes that the regulatory status of KP201/APAP is fully and accurately described in the text appearing both before and after the respective table, and that the table itself is fair and accurate when the third and fourth columns are read together.

The Offering, page 9

3.	Please revise your disclosure on pages 9, 11 and 64 to state the number of warrants to purchase common stock that will be outstanding after completion of the offering.

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Response to Comment 3:

The Company advises the Staff that the Company has disclosed the number of warrants to purchase common stock (after giving effect to the conversion or reclassification of the preferred stock into common stock) outstanding as of September 30, 2014 on pages 8, 67, 69, 154 and 155 of the Amended DRS. In future filings, the Company expects to update this information to a later date.

If the FDA does not conclude that our product candidates are…, page 17

4.	Please revise this risk factor to disclose that the acronym “REMS” stands for Risk Evaluation and Mitigation Strategy

Response to Comment 4:

In response to the Staff’s comment, the Company has added the requested disclosure on page 18 of the Amended DRS.

We face substantial competition, which may result in others discovering, page 37

5.	Please revise this risk factor to identify competing products for KP511 and KP606 and the names of the competing companies.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 38, 108 and 109 of the Amended DRS.

We will incur increased costs and demands upon management …, page 60

6.	We note your disclosure stating that you anticipate incurring “additional legal, accounting and other expenses in operating as a public company. Please expand this risk factor to include an estimate of the additional legal, accounting and other costs you expect to incur as public company.

Response to Comment 6:

In response to the Staff’s comment, the Company has expanded the disclosure on page 60 of the Amended DRS.

Market and Industry Data, page 62

7.

We note your disclosure that the “prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties” and that those resources “generally indicate that their information has been obtained from sources believed to be reliable, although they do not

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guarantee the accuracy or completeness of such information.” A reader may infer from this disclosure that you are not responsible for some of the information in the prospectus. Please revise to exclude such language or state that you are responsible for the referenced information in the prospectus, including estimates and information provided by IMS Health Incorporated.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amended DRS.

Research and Development, pages 75 and 76

8.	Please disclose the costs incurred for each period presented and, in total, for periods prior to the year ended December 31, 2012 for KP201/APAP. For the remainder of your research and development costs for each period presented, disclose the composition of this cost by project or nature of cost distinguishing between discovery, preclinical and clinical development categories, as applicable. Provide explanation of period to period fluctuations.

Response to Comment 8:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 74 and 75 of the Amended DRS.

Overview, page 88

9.	When you discuss your end-of-Phase 2 meeting with the FDA regarding KP201/APAP, please summarize the nature of these discussions, relevant feedback from the FDA and other material information that was communicated between the parties. Please also discuss any other communications you have had with the FDA regarding any of your product candidates, including the communications that formed the basis for your statements that “[b]ased on communications with the FDA, we believe that no additional efficacy trials will be required for KP201/APAP” and “the FDA has confirmed that KP201/APAP is bioequivalent to Norco.”

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 4, 91 and 96 of the Amended DRS.

Completed Clinical Trials, page 95

10.

In view of the small number of subjects completing each of the five completed studies, please provide additional disclosure wherever you discuss the statistical significance of the results in order to put it in an appropriate context. That disclosure should state that

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in view of the small number of subjects who completed the study and received either the product or the control, the p-values calculated are relatively unreliable. Please provide the p-values from each completed study and explain what those values measure. Furthermore, because of the small number of subjects who completed the study, the results of future trials that include more subjects are more likely to show differing results. You should also cite the small number of subjects and the resulting unreliability in the bulleted list of risks in the summary and in the risk factors section as a separate risk factor.

Response to Comment 10:

The Company acknowledges that the number of subjects completing its clinical trials is relatively small compared to what one would expect in clinical trials for a new drug, which typically requires extensive data generated from large numbers of patients to achieve statistical significance. The Company advises the Staff, however, that because it is pursuing the 505(b)(2) NDA pathway and must only demonstrate bioequivalence, it was able to complete the necessary clinical trials and generate the required data with this smaller number of subjects and does not believe it will be required to conduct additional efficacy trials in additional subjects. Accordingly, the Company believes that adding language to the effect that the relative small number of patients completing its clinical trials means that its trial results are statistically unreliable is unnecessary and would be misleading.

The Company believes the bioequivalence and comparative bioavailability clinical trials it has conducted with KP201/APAP have been conducted with the appropriate number of subjects to conclusively determine KP201/APAP’s bioequivalence to Norco and KP201/APAP’s relative bioavailability compared to Ultracet, as requested by the FDA, and the data and the results of the trials are statistically reliable. Furthermore, based on the data the Company has previously submitted, the FDA has confirmed that the results of the trial support a finding that KP201/APAP is bioequivalent to Norco. In addition, the objective of the steady-state clinical trial was to inform about the pharmacokinetics of KP201/APAP at maximum daily dose. For this reason, only descriptive statistics were provided because this type of clinical trial is only intended to inform about certain properties of KP201/APAP and does not produce data that can be compared by statistical analysis. Similarly, the objective of the food effect trial was to generate data to be included in the label of KP201/APAP that informs patients about potential differences when KP201/APAP is taken with and without food. Statistical analysis was performed on the data from this food effect trial and the data were demonstrated to be statistically reliable.

In the FDA’s Guidance for Industry: Statistical Procedures for Bioequivalence Studies Using a Standard Two-Treatment Crossover Design (July 1992), the FDA stated that “standard statistical methodology based on the null hypothesis is not

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appropriate to assess bioequivalence.” This means that in the case of bioequivalence studies, such as those the Company has conducted for KP201/APAP, the type of statistical methodology that generates p-values is not appropriate. Subsequently, in the FDA’s Guidance for Industry: Statistical Approaches to Establishing Bioequivalence (January 2001), the FDA stated that “the approach is termed average bioequivalence and involves the calculation of a 90% confidence interval for the ratio of the averages (population geometric means) of the measures for the T (test) and R (reference) products. To establish BE (bioequivalence), the calculated confidence interval should fall within a BE limit, usually 80-125% for the ratio of the product averages.”

The Company’s three completed bioequivalence and comparative bioavailability clinical trials are the same as the type of bioequivalence clinical trials described in the FDA’s guidance, and the type of analysis the Company conducted of the data collected is as suggested in the FDA’s guidance. In addition, as mentioned above, the objectives of the steady-state and food effect clinical trials were to provide information about the bioavailability of KP201/APAP when administered under certain conditions. All applicable and appropriate statistical calculations were conducted for these two clinical trials as accepted and recognized by the FDA and industry standards and the data were demonstrated to be accurate and reliable. Consequently, the Company believes its disclosure of the data generated in and the results of its five completed clinical trials is accurate and complete and not misleading.

The Company does not believe that it will have to conduct additional bioequivalence or bioavailability clinical trials for KP201/APAP with more subjects that would or would be more likely to show differing results.

Manufacturing, page 106

11.	Your disclosure indicates that you contract with your sole source supplier Johnson Matthey Inc. for the manufacture of bulk quantities of KP201 used in KP201/APAP, which is manufactured under contract by a third party. Please revise your disclosure to provide the name of your third party manufacturer of KP201/APAP and to disclose the material terms of your contract with this manufacturer. Also, you should file this agreement as an exhibit.

Response to Comment 11:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the terms of the Company’s agreement with its third party manufacturer of KP201/APAP is on a purchase order basis. The Company views the identity of this third party manufacturer and this agreement as nonmaterial due to the fact that (i) the agreement is nonexclusive, (ii) there are numerous domestic manufacturers that could replace the Company’s current third party manufacturer of KP201/APAP and (iii) the termination of the agreement would not have a material effect on the Company’s ability to produce KP201/APAP.

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2013 Summary Compensation Table, page 131

12.	We note your summary compensation table covers your 2013 fiscal year. Now that your 2014 fiscal year has ended, please add FY2014 disclosure to the summary compensation table on page 131 and update the rest of the compensation information to include your FY2014 information.

Response to Comment 12:

In response to the Staff’s comment, the Company has added compensation information for 2014 on pages 131, 132, 133, 134, 135, 136 and 137 of the Amended DRS.

Principal Stockholders, page 147

13.	We note that James E. Flynn beneficially owns the shares held of record by Deerfield Private Design Fund III indirectly through his involvement with Deerfield Mgmt III, L.P. and Deerfield Management Company, L.P. You state that Mr. Flynn shares beneficial ownership with those entities. However, as a natural person, it appears that Mr. Flynn is actually the sole beneficial owner of those shares. Please revise Footnote 1 to explain how Mr. Flynn exercises beneficial ownership but to also state that he is the sole beneficial owner.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Amended DRS.

14.	We note that Jonathan S. Leff, one of your five “independent directors,” is a partner and chairman of the Deerfield Institute but beneficially owns no KemPharm, Inc. common stock. Please advise us as to the relationship between the Deerfield Institute and the other Deerfield entities and why Mr. Leff is not reflected in the table as sharing beneficial ownership of the shares held of record by Deerfield Private Design Fund III with Mr. Flynn. Also, if Mr. Leff acts as Deerfield’s or Mr. Flynn’s representative on the board in accordance with any arrangement or understanding, written or otherwise, please disclose such relationship and the arrangement or understanding in the filing.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Amended DRS. The Company also advises the Staff that Jonathan S. Leff’s position as partner and chairman of the Deerfield Institute does not provide him with voting or dispositive power over any of the Company’s securities owned by Deerfield Private Design Fund III, L.P. The Deerfield Institute is a division of Deerfield Management Company, L.P. and does not own, directly or indirectly, any securities of the Company.

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2. Summary of Significant Accounting Policies, page F-7

15.	Please provide a description of your accounting policy for patent costs, including related legal expenses.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of the Amended DRS.

Warrants on Common Stock, page F-20

16.	On page F-21, you state that the Underwriter Warrants did not meet the criteria for equity classification. Please tell us the terms of the Underwriter Warrants and the accounting guidance you considered in making this determination.

Response to Comment 16:

The Company advises the Staff that the Company considered that share-based payments granted to nonemployees in exchange for goods or services are excluded from the scope of ASC Topic 718 and are accounted for following the guidance in ASC Subtopic 505-50. The terms of the Underwriter Warrants called for immediate vesting upon issuance and required no future performance (i.e., performance is complete) and as such, the awards become subject to other accounting literature.

Accordingly, the Company considered whether the Underwriter Warrants fall within the scope of ASC Subtopic 480-10 and determined that they did not meet the criteria for liability classification under this guidance because (1) they are not mandatorily redeemable; (2) they are not an obligation that requires or may require repurchase of shares by transferring assets; and (3) the monetary value of the obligation is not based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the shares or variations inversely related to changes in fair value of the shares.

Next, the Company considered that awards granted to nonemployees generally will be subject to the requirements of ASC Topic 815 when performance is complete and evaluated whether the Underwriter Warrants met the definition of a derivative under ASC Subtopic 815-10.

The Underwriter Warrants include down-round protection provisions that adjust the exercise price if the Company issues any additional shares of common stock, including securities convertible into or warrants exercisable for common stock, without consideration or for consideration per share (or conversion price or exercise price per share) less than the exercise price then in effect for the Underwriter Warrants. The Underwriter Warrants also allow for net share settlement.

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The Company evaluated the instrument’s settlement provisions, and determined that the down-round protection provisions are not consistent with a fixed-for-fixed equity instrument. The Company concluded that the Underwriter Warrants did not meet the scope exception, specifically the guidance in ASC Subtopic 815-40 for being indexed to its stock.

After considering the down-round and net share settlement provisions, the Company concluded that the Underwriter Warrants met the definition of a derivative under ASC Subtopic 815-10 (Paragraphs 815-10-15-83 through 15-139). Therefore, the Company determined that the Underwriter Warrants should be classified as a compound derivative liability and recorded at fair value at each reporting period with changes in fair value recorded as fair value adjustment in other income (expense) in its statement of operations.

17.	We may have additional comments on your accounting for equity issuances including stock compensation, underwriter and preferred stock warrant liability, and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response to Comment 17:

The Company acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining the difference between the estimated offering price and the differences between recent valuations of the Company’s common stock leading up to the initial public offering and the estimated offering price.

Deerfield Facility Agreement, page F-37

18.	Please tell us whether and, if so, how the effectiveness of the IPO will impact the conversion of the Deerfield Convertible Notes and the exercisability of the Deerfield Warrant into Series D Preferred.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the disclosure on page F-38 of the Amended DRS.

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Conversion of 2013 Convertible Notes Into Series D Preferred, page F-38

19.	Please tell us whether and, if so, how the effectiveness of the IPO will impact the exercisability of the 2013 Warrants into Series D Preferred.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised the disclosure on page F-38 of the Amended DRS.

Other Comments

20.	Where the following terms first appear, please give the meaning and significance of such terms in plain language that may be understood by a lay reader not acquainted with the relevant industry or scientific field:

■	“bioequivalent”;

■	“bioavailability”;

■	“statistical significance;

■	“moiety”;

■	“prodrugs”; and

■	“new molecular entity.”

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 39, 90 and 91 of the Amended DRS.

21.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response to Comment 21:

The Company acknowledges the Staff’s comment and advises the Staff that it has submitted all exhibits that are available for filing and undertakes to submit any exhibits not previously submitted or submitted with the Amended DRS as soon as practicable.

22.	Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

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Response to Comment 22:

The Company acknowledges the Staff’s comment and advises the Staff that it does not currently intend to include any graphic, visual, or photographic information in the printed prospectus, other than the Company’s logo, which appears on the cover page of the Amended DRS, and the other graphics that are presently included in the Amended DRS. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to its use.

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 23:

The Company advises the Staff that it conducted a series of “testing the waters” meetings with qualified institutional buyers or institutional accredited investors in mid-December 2014. The Company is supplementally providing to the Staff a copy of the presentation that the Company used in these meetings. The Company also advises the Staff that these attendees were not permitted to retain copies of these communications. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

24.	Your exhibit index indicates that you have submitted a confidential treatment request with respect to portions of certain of your exhibits. Please note that our comments on your request for confidential treatment will be provided under separate cover.

Response to Comment 24:

The Company acknowledges the Staff’s comment.

*        *        *

The Company acknowledges that:

■	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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■	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

■	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax any additional comment letters concerning the Amended DRS to (703) 456-8100 and direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8058 or Matthew P. Dubofsky, of Cooley LLP’s Colorado office, at (720) 566-4244.

Sincerely,

COOLEY LLP

/s/ Brent B. Siler
Brent B. Siler

cc:	Gordon K. Johnson, KemPharm, Inc.
James C. T. Linfield, Cooley LLP
Matthew P. Dubofsky, Cooley LLP
David W. Pollak, Morgan, Lewis & Bockius LLP

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